March 29, 2010
VIA FEDERAL EXPRESS
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0404

Re:	Masco Corporation Form 10-K for the year ended December 31, 2009 Filed February 16, 2010 File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated March 18, 2010 relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2009
Critical Accounting Policies and Estimates, page 17
Goodwill and Other Intangible Assets, page 19
1.	We note from your disclosure that changes in the estimated fair value of your reporting units may result in additional impairment charges. We also note that your sales and operating profits continue to suffer in the current economic environment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:
•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Response: In future filings, we will provide additional disclosure relative to any reporting unit that does not have an estimated fair value substantially in excess of their carrying value (10% threshold) and has goodwill that individually or in the aggregate, if impaired that could materially impact our results or total shareholders’ equity. The disclosure will include:
•	The percentage by which fair value exceeds carrying value, if under ten percent, as of the most recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If appropriate in lieu of the additional disclosure, we will include a statement to the effect that the estimated fair value of each of our reporting units substantially exceeds its carrying value and goodwill except with respect to reporting units for which impairment charges, in the aggregate or individually, would not materially affect our results of operations or total stockholders’ equity.
Employee Retirement Plans, page 21
2.	With a view towards future disclosure, please address the following items:
•	We note that you have decreased your discount rate. Please tell us what underlying factors led to changes in your discount rates as of and during each period presented if and how that change impacted your benefit estimates.

•	We note your disclosure on page 67 that, at December 31, 2009, 71% of your plan assets are in equity securities and 26% are in debt securities. We further note your investment objectives include a long-term target allocations are 70% for equity securities and 25% for debt securities. It appears that your investment objectives have changed since you disclosed in your Form 10-K for the fiscal year ended December 31, 2008 that your long-term target allocations were 80% for equity securities and 10% debt securities. Please provide a specific and comprehensive discussion regarding the underlying reasons for the changes in your long-term target allocations and if and how the changes have impacted your benefit estimates.

•	We note that your expected return on plan assets continues to be 8%. Please provide a specific and comprehensive discussion regarding how you have considered the current economic environment and your actual return rate in recent periods in determining your expected return.

•	Please provide a specific and comprehensive discussion regarding how you have considered your change in asset categories in determining your expected return on plan assets. A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
Please ensure that any revised disclosures are included in your next periodic report.
Response: In our next periodic report we propose to include disclosure substantially as follows:

The Company sponsors qualified defined-benefit and defined-contribution retirement plans for most of its employees. In addition to the Company’s qualified defined-benefit pension plans, the Company has unfunded non-qualified defined-benefit pension plans covering certain employees, which provide for benefits in addition to those provided by the qualified pension plans. In March 2009, based on management’s recommendation, the Board of Directors approved a plan to freeze all future benefit accruals under substantially all of the Company’s domestic qualified and non-qualified defined-benefit pension plans. The freeze was effective January 1, 2010. Substantially all salaried employees participate in non-contributory defined-contribution retirement plans, to which payments are determined annually by the Organization and Compensation Committee of the Board of Directors.
Net periodic pension cost for the Company’s defined-benefit pension plans was as follows, in millions:

	Three Months ended March 31,
	2010		2009
	Qualified	Non-Qualified	Qualified	Non-Qualified
Service cost	$	$	$4	$—

Interest cost			11	2

Expected return on plan assets			(8)	—

Recognized prior service cost			—	1

Recognized curtailment loss			3	5

Recognized net loss			5	—

Net periodic pension cost	$	$	$15	$8

Assumptions
Major assumptions used in accounting for the Company’s defined-benefit pension plans were as follows:

	December 31,
	2009	2008
Discount rate for obligations	5.8%	6.1%
Expected return on plan assets	8.0%	8.0%
Discount rate for net periodic pension cost	6.1%	6.25%

The discount rate for obligations was based upon the expected duration of each defined-benefit pension plan’s liabilities matched to the widely used Citigroup Pension Discount Curve and Liability Index for December 31, 2009. Such rates for the Company’s defined-benefit pension plans ranged from 2.60 percent to 6.25 percent, with the most significant portion of the liabilities having a discount rate for obligations of 5.60 percent or higher at December 31, 2009. The decline in the weighted average discount rate to 5.8 percent in 2009 from 6.1 percent in 2008 was principally the result of the variation in long-term rates which were highly volatile at the end of 2008 compared to 2009, for the Citigroup Pension Discount Curve, and the freezing of all future benefit accruals under substantially all of our domestic qualified and non-qualified defined-benefit plans, which shortened the period of future pension payments. The decrease in the discount rate increased our projected benefit obligation by approximately $29 million.
The Company determined the expected long-term rate of return on plan assets of 8 percent based upon an analysis of expected and historical rates of return of various asset classes utilizing the current and long-term target asset allocation of the plan assets. The projected asset return at December 31, 2009 also considered near term returns, including current market conditions and also that pension assets are long-term in nature. The actual annual rate of return on the Company’s pension plan assets was 3.3 percent and .5 percent for the 10-year periods ended December 31, 2009 and 2008, respectively. Although these rates of return are less than our current expected long-term rate of return on plan assets, we note that these 10-year periods include two significant declines in the equity markets. Accordingly, prospectively, the Company believes an 8 percent long-term rate of return is reasonable.
The investment objectives are to minimize the volatility of the value of our pension assets relative to pension liabilities and to ensure assets are sufficient to pay plan benefits. The Company based on discussions with our pension investment advisor reduced its equity allocation to 70 percent from 80 percent; increased its debt allocation to 25 percent from 10 percent and allocated 5 percent to alternative investments. The rebalancing of the investment portfolio was based on discussions with the pension investment advisor with the objective of achieving our expected rate of return, reducing volatility of asset returns and considered the freezing of future benefits. The equity portfolios are invested in individual securities or funds that are expected to mirror broad market returns for equity securities. The debt portfolio is invested in corporate bonds, bond index funds or U. S. Treasury securities. The increased allocation to debt securities partially matches the bond-like and long-term nature of the pension liabilities. In 2010 the pension investment advisor recommended that longer term the Company should achieve the following targeted asset portfolio: 45 percent equities, 25 percent debt, 15 percent global assets (combination of equity and debt) and 15 percent alternative investments (such as private equity, commodities and hedge funds). This targeted portfolio is expected to yield a rate of return of 8 percent.
The fair value of our plan assets is subject to risk including significant concentrations of risk in our plan assets related to equity, interest rate and operating risk. In order to ensure assets are sufficient to pay benefits, a portion of plan assets is allocated to equity investments that are expected, over time, to earn higher returns with more volatility than fixed income investments which more closely match pension liabilities. Within equity, risk is mitigated by targeting a portfolio that is broadly diversified by geography, market capitalization, manager mandate size, investment style and process.
In order to minimize asset volatility relative to the liabilities, a portion of plan assets are allocated to fixed income investments that are exposed to interest rate risk. Rate increases generally will result in a decline in fixed income assets while reducing the present value of the liabilities. Conversely, rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities.
Potential events or circumstances that could have a negative effect on estimated fair value include the risks of inadequate diversification and weak controls. To mitigate these risks, investments are diversified across and within asset classes in support of investment objectives. Policies and practices to address operating risks include ongoing manager oversight, plan and asset class investment guidelines and instructions that are communicated to managers, and periodic compliance and audit reviews to ensure adherence. In addition, the Company periodically seeks the input of independent advisors to ensure the investment policy is appropriate.
Income Taxes, page 22
3.	We note your disclosure regarding the realizability of $150 million of your deferred tax assets. Please revise future filings to quantify the impact of each of the tax-planning strategies you intend to employ. In addition, please include a more specific discussion of the operating assets you may sell and what the impact would be on your business strategy.

Response: In future filings, we will quantify the aggregate impact, of the material tax-planning strategies we intend to employ. In addition, we will include a more specific discussion of the manner in which we determine the operating assets we may sell, (principally non core operating assets), the potential impact on total assets, sales and operating profit, and, if material, the impact on our business strategy.
Consolidated Results of Operations and Business Segment and Geographic Area Results, Pages 26 and 30
General
4.	We note your discussion of the various factors that impacted your results such as volume, prices, fixed costs and certain products. We previously commented on your MD&A in our review of your Form 10-K for the fiscal year ended December 31, 2007. In your response letter dated November 19, 2008, you committed to providing more quantified information. We again urge you to find ways to provide a more quantified discussion of the various factors that impact your results. It appears that this disclosure would enable readers to better understand your results in a more informative and transparent manner. Please tell us your intentions in this matter.

Response: In filings since December 31, 2007, we have provided additional quantitative information relative to sales and operating profit which is consistent with how we view our operating results and which we believe has provided meaningful information to our investors. In particular, we draw your attention to the quantitative information provided on a segment basis for selling prices and sales volumes on pages 31 to 33 of our Form 10-K. In future filings, we will continue to assess and provide additional quantitative information to the extent such information is reasonably available and, we believe, would be meaningful to our investors.
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044.
Sincerely,
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer